149 Fifth Ave, Suite 500

New York, NY 10010

December 23, 2019

VIA EDGAR TRANSMISSION

Anthony Watson

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Protagenic Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 29, 2019
File No. 000-51353

Dear Mr. Watson:

I am the Chief Financial Officer of Protagenic Therapeutics, Inc. (the “Company”) and am writing on behalf of the Company in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission, dated December 2, 2019 (the “Comment Letter”) relating to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2018 (the “Form 10-K”). Set forth below is the Company’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the comments in the Comment Letter are reprinted in bold and is followed by the Company’s response.

Note 5 Derivative Liabilities, page F-14

1. We read your response to comment 3. It appears your warrants meet the definition of a derivative; however, please provide us with your analysis of whether the warrants should be classified as a liability or equity. Refer to guidance in ASC 805-40-25.

Response: The warrants should be classified as a liability. On our existing filings, we classified the derivatives as liabilities. The analysis is that: We determined that the derivatives should be classified as liabilities per ASC 805-40-25, because they represent additional value that may need to be issued to the holder of the warrant – which is a liability to the Company.

The cashless exercise feature of our warrants requires the Company to issue shares of its common stock on conversion of the warrants based on either the average closing price of the shares as quoted over the last 30 trading days prior to the conversion or if exercised in connection with an initial public offering the per share value will be the higher of the fair market value or the per share price offered at the public offering.

Should the Staff have additional questions or comments regarding the foregoing or the Form 10-K, please contact me at (310) 766-6223.

Very truly yours,

Alexander K. Arrow, MD

Cc:	Kenneth S. Goodwin (ksg@msf-law.com)